Exhibit 99.1

Pan American Silver to announce 2013 third quarter unaudited results on November 14

VANCOUVER, Oct. 15, 2013 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ) (PAA: TSX) will announce its unaudited 2013 third quarter results on Thursday, November 14, in advance of market opening.  A conference call and live audio webcast to discuss the results will be held the same day at 1:00 pm ET (10:00 am PT).  The conference call will include a Power Point presentation.

Q3 2013 Results Conference Call and Webcast Information

Date:	Thursday, November 14, 2013
Time:	1:00 pm Eastern Time - 10:00 am Pacific Time

Audio Webcast
The live audio webcast and the Power Point presentation can be accessed at:
http://services.choruscall.ca/links/pan131114.html

Conference Call Dial-In Numbers:
North America and International Toll Number: +1-604-638-5340

Conference Call Replay Numbers
North America and International Toll Number:
+1-604-638-9010
Code (followed by the # sign): 6218

The conference's playback will be available for seven days following the call

About Pan American Silver
Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact
Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 17:15e 15-OCT-13